                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1
                                      TO
                                  FORM 10-SB

                         GENERAL FORM FOR REGISTRATION OF
               SECURITIES PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              CITYXPRESS.COM CORP.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


             Florida                                      None
----------------------------------------    ------------------------------------
  (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)


     1727 West Broadway, Suite 200
          Vancouver, BC  Canada                          V6J 4S5
----------------------------------------    ------------------------------------
(Address of principal executive offices)                (Postal Code)


                 Registrant's telephone number: (604) 638 - 3811

          Securities to be registered under Section 12(b) of the Act:


                 None                                      None
----------------------------------------    ------------------------------------
Title of each class to be so registered     Name of each exchange on which each
                                                  class is to be registered


          Securities to be registered under Section 12(g) of the Act:

                  Common Shares, Par Value of $0.001 per Share
--------------------------------------------------------------------------------
                                (Title of Class)

                                 Not Applicable
--------------------------------------------------------------------------------
                                (Title of Class)


                               PAGE 1 OF ___ PAGES.

                    NOTE REGARDING FORWARD LOOKING STATEMENTS

         Except for statements of historical fact, certain information contained in this registration statement constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following: the Company's limited operating history; undercapitalization; risks involving new product development; unpredictability of future revenues; competition; management of business growth; risks of technological change; the Company's dependence on key personnel; ability to develop marketing relationships with strategic partners; dependence on continued growth in use of the Internet; the Company's ability to protect its intellectual property rights and uncertainty regarding infringing intellectual property rights of others; government regulations; and the other risks and uncertainties described in this registration statement.

                                    CONSOLIDATED QUARTERLY
                                    FINANCIAL STATEMENTS
                                    (UNAUDITED)

                                    CITYXPRESS.COM CORP.
                                    (A DEVELOPMENT STAGE ENTERPRISE)
                                    (FORMERLY WELCOMETO SEARCH ENGINE, INC.)



                                    SEPTEMBER 30, 1999

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                           CONSOLIDATED BALANCE SHEETS
                 [See Nature of Business and Liquidity - Note 1]
                                   (UNAUDITED)

As at September 30                                                    (expressed in U.S. dollars)


                                                                  SEPTEMBER 30            JUNE 30
                                                                          1999               1999
-------------------------------------------------------------------------------------------------
                                                                            $                  $

ASSETS
CURRENT
Cash                                                                    22,891            234,214
Accounts and other receivables                                          18,871             29,350
Prepaid expenses and deposits                                          166,358             38,762
-------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                   208,120            302,326
-------------------------------------------------------------------------------------------------
Property and equipment, net                                             92,600             99,769
eCommerce technology, net                                              727,984            805,984
-------------------------------------------------------------------------------------------------
                                                                     1,028,704          1,208,079
=================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
Bank indebtedness                                                        6,870              7,999
Accounts payable and accrued liabilities                               187,074            280,154
Deferred revenue                                                         4,291              6,190
Loan payable [note 2]                                                   71,183             72,704
-------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                              269,418            367,047
-------------------------------------------------------------------------------------------------
Deferred tax liability                                                 240,700            268,000
-------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                      510,118            635,047
-------------------------------------------------------------------------------------------------
Commitments and contingencies [note 4]
STOCKHOLDERS' EQUITY
Share stock [note 3]
   Common stock, $0.001 par value, 50,000,000                           12,056             11,383
   authorized, issued and outstanding - 20,566,453 in Sept 1999 and 19,893,333 in June 1999
   Additional paid in capital                                        3,686,436          3,236,319
Other accumulated comprehensive income                                  20,379             19,625
Deficit accumulated during the development stage                    (3,200,285)        (2,694,295)
-------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                             518,586            573,032
-------------------------------------------------------------------------------------------------
                                                                     1,028,704          1,208,079
=================================================================================================

See accompanying notes

On behalf of the Board:


                           Director                      Director

                       /s/ Ken Bradley                /s/ Phil Dubois
                       ---------------                ---------------

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                        (expressed in U.S. dollars)




                                                                                      PERIOD FROM
                                                THREE MONTHS       THREE MONTHS     OCTOBER 27, 1997
                                                    ENDED              ENDED         (INCEPTION) TO
                                                SEPTEMBER 30       SEPTEMBER 30       SEPTEMBER 30,
                                                    1999               1998               1999
                                                      $                  $                  $
-------------------------------------------------------------------------------------------------

REVENUE                                                4,315                --             16,025
-------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Sales and marketing                                   58,648            38,192            217,437
Product development and technology                   222,013            45,055            804,608
Finance and administration                           257,115            71,583          2,270,089
-------------------------------------------------------------------------------------------------
                                                     537,776           154,830          3,292,134
-------------------------------------------------------------------------------------------------
Net losses from operations                          (533,461)         (154,830)        (3,276,109)
Interest and miscellaneous income                        171                --              2,524
Deferred income tax recovery                          27,300                --             73,300
-------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                             (505,990)         (154,830)        (3,200,285)
=================================================================================================

COMPREHENSIVE LOSS
Net loss for the period                             (505,990)         (154,830)        (3,200,285)
Foreign currency translation                             754            27,997             20,379
-------------------------------------------------------------------------------------------------
COMPREHENSIVE LOSS                                  (505,236)         (126,833)        (3,179,906)
=================================================================================================

Basic and diluted loss per share                       (0.02)            (0.02)
=================================================================================================

See accompanying notes

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                           CONSOLIDATED STATEMENTS OF
                              STOCKHOLDERS' DEFICIT
                                   (UNAUDITED)
                                                     (expressed in U.S. dollars)


                                                                            COMMON STOCK                    ACCUMULATED
                                                                                TO BE        COMMON         DEVELOPMENT
                                                                               ISSUED         STOCK        STAGE DEFICIT
                                                                                  #             #                $
-----------------------------------------------------------------------------------------------------------------------
Deemed common shares issued to founders for cash                                  --               800               --
Deemed common shares issued for services                                          --                30               --
Deemed common shares issued for investment                                        --                50               --
Deemed common shares issued for cash                                              --                10               --
Acquisition and cancellation of shares                                            --               (90)              --
Deemed common shares to be issued                                                 --                --               --
Net loss for the period                                                           --                --       (1,096,067)
Foreign currency translation                                                      --                --               --
-----------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of June 30, 1998                                            --               800       (1,096,067)
Deemed common shares issued for services rendered in prior year                   --         4,739,200               --
Deemed common shares issued for services rendered in current year                 --         1,337,248               --
Deemed common shares issued for cash pursuant to warrants exercised               --           237,667               --
Deemed common shares issued to charitable organizations                           --            80,000               --
Prior year's subscription shares issued in current year                           --         1,516,380               --
Deemed common shares issued pursuant to private placement                         --           598,705               --
Issue costs                                                                       --                --               --
-----------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of January 7, 1999                                          --         8,510,000       (1,096,067)
Acquisition of CityXpress.com by WelcomeTo                                        --         5,100,000               --
Acquisition of Xceedx                                                             --         6,250,000               --
Shares to be issued for services rendered                                         --                --               --
Finders fees acquisition costs                                                    --                --               --
Shares issued pursuant to private placement                                       --            33,333               --
Net loss for the period                                                           --                --       (1,598,228)
Foreign currency translation                                                      --                --               --
-------------------------------------------------------------------------------------------------------------------------
Outstanding as of June 30, 1999                                                   --        19,893,333       (2,694,295)
Shares to be issued                                                          627,860                --               --
-----------------------------------------------------------------------------------------------------------------------
Total shares issued and to be issued as of June 30, 1999                     627,860        19,893,333       (2,694,295)
Shares issued pursuant to share subscriptions                               (177,860)          177,860               --
Shares issued for services                                                  (450,000)          450,000               --
Net loss for  the period                                                          --                --         (505,990)
Foreign currency translation                                                      --                --               --
Shares issued pursuant to private placement                                       --            45,260               --
-----------------------------------------------------------------------------------------------------------------------

Outstanding as of September 30, 1999                                              --        20,566,453       (3,200,285)
Shares to be issued                                                          565,800                --               --
-----------------------------------------------------------------------------------------------------------------------
                                                                             565,800        20,566,453       (3,200,285)
=======================================================================================================================



                                                                          OTHER
                                                                        ACCUMULATED      ADDITIONAL       COMMON           TOTAL
                                                                       COMPREHENSIVE      PAID-IN      STOCK ISSUED    STOCKHOLDERS'
                                                                           LOSS           CAPITAL     AND OUTSTANDING      EQUITY
                                                                             $               $              $                $
--------------------------------------------------------------------------------------------------------------------------------
Deemed common shares issued to founders for cash                               --                5            --               5
Deemed common shares issued for services                                       --           30,521            --          30,521
Deemed common shares issued for investment                                     --           17,033            --          17,033
Deemed common shares issued for cash                                           --            3,406            --           3,406
Acquisition and cancellation of shares                                         --               --            --              --
Deemed common shares to be issued                                              --          225,943            --         225,943
Net loss for the period                                                        --               --            --      (1,096,067)
Foreign currency translation                                               25,519               --            --          25,519
--------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of June 30, 1998                                     25,519          276,908            --        (793,640)
Deemed common shares issued for services rendered in prior year                --          863,718            --         863,718
Deemed common shares issued for services rendered in current year              --          253,936            --         253,936
Deemed common shares issued for cash pursuant to warrants exercised            --           40,337            --          40,337
Deemed common shares issued to charitable organizations                        --           15,207            --          15,207
Prior year's subscription shares issued in current year                        --               --            --              --
Deemed common shares issued pursuant to private placement                      --          175,805            --         175,805
Issue costs                                                                    --          (32,487)           --         (32,487)
--------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of January 7, 1999                                   25,519        1,593,424            --         522,876
Acquisition of CityXpress.com by WelcomeTo                                     --          719,889         5,100         724,989
Acquisition of Xceedx                                                          --          556,250         6,250         562,500
Shares to be issued for services rendered                                      --          225,000            --              --
Finders fees acquisition costs                                                 --         (225,000)           --              --
Shares issued pursuant to private placement                                    --           99,966            33          99,999
Net loss for the period                                                        --               --            --      (1,598,228)
Foreign currency translation                                               (5,894)              --            --          (5,894)
--------------------------------------------------------------------------------------------------------------------------------
Outstanding as of June 30, 1999                                            19,625        2,969,529        11,383         306,242
Shares to be issued                                                            --          266,790            --         266,790
--------------------------------------------------------------------------------------------------------------------------------
Total shares issued and to be issued as of June 30, 1999                   19,625        3,236,319        11,383         573,032
Shares issued pursuant to share subscriptions                                  --             (178)          178              --
Shares issued for services                                                     --             (450)          450              --
Net loss for  the period                                                       --               --            --        (505,990)
Foreign currency translation                                                  754               --            --             754
Shares issued pursuant to private placement                                    --           67,845            45          67,890
--------------------------------------------------------------------------------------------------------------------------------
Outstanding as of September 30, 1999                                       20,379        3,303,536        12,056         135,686
Shares to be issued                                                            --          382,900            --         382,900
--------------------------------------------------------------------------------------------------------------------------------
                                                                           20,379        3,686,436        12,056         518,586
================================================================================================================================

See accompanying notes

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                         (expressed in U.S. dollars)



                                                                                      PERIOD FROM
                                                THREE MONTHS       THREE MONTHS     OCTOBER 27, 1997
                                                    ENDED              ENDED         (INCEPTION) TO
                                                SEPTEMBER 30,      SEPTEMBER 30,      SEPTEMBER 30,
                                                    1999               1998               1999
                                                      $                  $                  $
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                 (505,990)         (154,830)        (3,200,285)
Adjustments to reconcile net loss to net cash
   used in operating activities
   Amortization                                       78,000                --            208,000
   Depreciation                                       11,114             3,286             40,278
   Gain on disposal of assets                             --                --                (28)
   Shares issued for services                             --                --            299,664
   Write-down of investment                               --                --              3,406
   Deferred income tax recovery                      (27,300)               --            (73,300)
Changes in operating assets and liabilities
   Accounts and other amounts receivable              10,479             2,573             (5,646)
   Prepaid expenses and deposits                    (127,596)             (661)          (166,393)
   Accounts payable and accrued liabilities          (93,080)         (849,800)         1,024,882
   Deferred revenue                                   (1,899)               --              4,291
-------------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES               (656,272)         (999,432)        (1,865,131)
-------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of loan payable                             (1,521)               --             (4,183)
Proceeds from stock issued and to be issued, net     450,790           984,562          1,209,617
Proceeds from exercise of warrants                        --                --             40,337
Borrowings under bank indebtedness                    (1,129)               --              6,870
-------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES            448,140           984,562          1,252,641
-------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds on disposition of property and equipment         --                --              1,221
Acquisition of property and equipment                 (3,945)          (22,030)          (126,782)
Cash acquired on acquisition of subsidiaries              --                --            763,500
-------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED) IN INVESTING ACTIVITIES   (3,945)          (22,030)           637,939
-------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash          754            (1,985)            (2,558)

NET INCREASE (DECREASE) IN CASH DURING THE PERIOD   (211,323)          (38,885)            22,891
Cash, beginning of period                            234,214            60,778                 --
-------------------------------------------------------------------------------------------------
NET CASH, END OF PERIOD                               22,891            21,893             22,891
=================================================================================================

See accompanying notes

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                                     (expressed in U.S. dollars)

Information as at September 30, 1999 and for the three months ended September 30, 1999 and 1998 is unaudited.



1. NATURE OF BUSINESS AND LIQUIDITY

[A]   NATURE OF OPERATIONS AND CONTINUING ENTITY

These consolidated financial statements are the continuing financial statements of WelcomeTo Search Engine ("WelcomeTo") (a development stage enterprise), a British Columbia corporation which was incorporated on October 27, 1997. On January 7, 1999, WelcomeTo acquired the net assets of CityXpress.com Corp. (formerly Wicked Wings of Buffalo) ("CityXpress.com"), a United States non-operating company traded on the NASDAQ OTC Bulletin Board. After the acquisition, the accounting entity continued under the name of CityXpress.com.

CityXpress.com Corp (the Company) is a software developer and Internet publisher. The Company intends to be the preferred means by which Internet consumers can locate and purchase products and services from online companies in their regional markets. This goal will be met by building alliances with media companies who own newspaper and television stations and providing them with a suite of Internet products that can be profitably sold to businesses looking for cost-effective means of establishing and promoting an eCommerce presence in both their regional markets. The Company has developed a regional directory of business listings and a search engine that allows web users to locate businesses within a designated region that fit given search criteria. The Company has also developed a comprehensive suite of eCommerce products that allow businesses to build online storefronts and to create web sites, and a suite of advertising and promotion products, which include systems for coupon-enabling banner advertising and for developing private-label coupon flyers. The Company's products are designed to work together by drawing web consumers to the businesses promoting their products and services through the regional sites of our media partners.

The Company's quarterly consolidated financial statements for the period ended September 30, 1999 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a loss of $505,990 for the three months ended September 30, 1999, has a net working capital deficit of $61,298 ($64,721 at June 30, 1999). In addition the Company is in default of certain debt covenants described in Note 2. The Company is still a development stage enterprise and is expected to incur losses and expenditures prior to the commencement of full-scale operations this year. The ability of the Company to continue as a going concern is dependent upon its ability to achieve profitable operations and to obtain additional capital. The outcome of these matters cannot be predicted at this time. No assurances can be given that the Company will be successful in raising sufficient additional capital. Further, there can be no assurance, assuming the Company successfully raises additional funds, that the Company will achieve positive cash flow. If the Company is unable to obtain adequate additional financing, management will be required to sharply curtail the Company's operating expenses. These financial statements do not include any

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                                     (expressed in U.S. dollars)

Information as at September 30, 1999 and for the three months ended September 30, 1999 and 1998 is unaudited.


1. NATURE OF BUSINESS AND LIQUIDITY (CONT'D.)

[A]   NATURE OF OPERATIONS AND CONTINUING ENTITY (CONT'D)

adjustments to the specific amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.

[B]   BASIS OF PRESENTATION

These financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States and in the opinion of management reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position and results of operations and cash flows.

These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended June 30, 1999.


2. LOAN PAYABLE

                                                                  SEPTEMBER 30            JUNE 30
                                                                          1999               1999
                                                                          $                    $
-------------------------------------------------------------------------------------------------
Canadian Imperial Bank of Commerce demand instalment loan               71,183             72,704
-------------------------------------------------------------------------------------------------
                                                                        71,183             72,704
-------------------------------------------------------------------------------------------------


Interest paid during the period ended September 30, 1999 amounted to $634 [1998
- $nil]. Interest on the loan is charged at the Canadian prime rate plus 1%.

As collateral for the instalment loan, Xceedx Technologies Inc. has provided the bank with a General Security Agreement on all property of Xceedx Technologies Inc. In addition, personal guarantees have been provided by two of the directors, supported by CIBC Business Loans Life Insurance.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                                     (expressed in U.S. dollars)

Information as at September 30, 1999 and for the three months ended September 30, 1999 and 1998 is unaudited.


2. LOAN PAYABLE (CONT'D.)

CREDIT FACILITY

The Company's subsidiary has a credit facility available with the Canadian Imperial Bank of Commerce. This credit facility is arranged in three types of credits as follows:

Credit A A $10,183 revolving demand credit with interest at the bank's prime rate plus 1% per annum. As at September 30, 1999, the amount outstanding under this facility was $6,870 [1998 - $nil].

Credit B $75,809 of demand term loan with interest the bank's prime rate plus 1% per annum, with monthly principal installments of $507 per month. As at September 30, 1999, the amount outstanding under this facility was $71,183 [1998 - $nil].

Credit C $6,110 pledged in favour of CIBC Merchant VISA against potential liability from account operations in accepting VISA and Mastercard deposits. As at September 1999 and 1998, this facility was not utilized.

Covenants under this credit facility require the Company's subsidiary to maintain a minimum stockholders' equity in excess of a specified amount, not to make capital expenditures in excess of a specified amount; and to obtain approval prior to payment of dividends and advancing loans to other parties. As at September 30, 1999, the Company's subsidiary was not in compliance with the covenant related to minimum stockholders' equity. The Company is in the process of restructuring the credit facility with the bank such that the facility will be transferred from the subsidiary to the parent.


3. SHARE STOCK

[A]   ISSUANCE OF SHARES

During the period ended September 30, 1999, the Company issued 45,260 common shares and will be issuing an additional 565,800 common shares pursuant to stock subscriptions received prior to September 30, 1999. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $1.50 each after a one year period, and $2.00 each after two years. The warrants expire on August 10, 2000 and August 10, 2001 respectively.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                                     (expressed in U.S. dollars)

Information as at September 30, 1999 and for the three months ended September 30, 1999 and 1998 is unaudited.


3. SHARE STOCK (CONT'D.)

[B]   BASIC AND DILUTED LOSS PER SHARE


The basic loss per share figures are calculated on the following basis:

- The number of shares outstanding from the beginning of the fiscal period to the date of the reverse acquisition on January 7, 1999, are deemed to be the number of shares issued by CityXpress.com to WelcomeTo.
- The number of shares outstanding from the date of the reverse acquisition to the end of each of the fiscal periods are deemed to be the weighted average number of shares of CityXpress.com outstanding in each period.

Diluted loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. For the periods ended September 30, 1999 and 1998, there were no dilutive potential common shares outstanding.

                                                     THREE MONTHS       THREE MONTHS
                                                         ENDED              ENDED
                                                     SEPTEMBER 30       SEPTEMBER 30
                                                         1999               1998
                                                           $                  $
----------------------------------------------------------------------------------
Net loss for the period                                (505,990)          (154,830)
Weighted average number of common shares used
   in computation                                    20,558,910          6,256,380
Basic and diluted loss per common share                   (0.02)             (0.02)
==================================================================================

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                                     (expressed in U.S. dollars)

Information as at September 30, 1999 and for the three months ended September 30, 1999 and 1998 is unaudited.


3. SHARE STOCK (CONT'D.)

[C]  STOCK OPTIONS

At the Annual General Meeting on August 25, 1999, shareholders approved a stock option plan which reserved the granting of 2,000,000 options under the plan. Options were granted to acquire common shares as follows:


       NO. OF COMMON      EXERCISE PRICE
      SHARES ISSUABLE            $          EXERCISABLE DATES   DATE OF EXPIRY
------------------------------------------------------------------------------
         225,000               1.50         July 13, 2000       July 13, 2003
         225,000               1.50         July 13, 2001       July 13, 2003
         225,000               1.50         July 13, 2002       July 13, 2003
------------------------------------------------------------------------------
         675,000
==============================================================================

         The stock options are exercisable over a four-year period ending July 13, 2003 at an exercise price of $1.50 per common share. The options are exercisable on a cumulative basis at 1/3 per year commencing July 13, 2000.


4. COMMITMENTS AND CONTINGENCIES

The Company has the following future minimum lease commitments for premises and equipment.

                                                                       $
--------------------------------------------------------------------------
2000                                                                92,052
2001                                                               138,202
2002                                                               127,087
2003                                                                83,582
--------------------------------------------------------------------------
                                                                   440,923
--------------------------------------------------------------------------

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                                     (expressed in U.S. dollars)

Information as at September 30, 1999 and for the three months ended September 30, 1999 and 1998 is unaudited.


4. COMMITMENTS AND CONTINGENCIES (CONT'D.)

YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.


5. SUBSEQUENT EVENTS

[a] Subsequent to quarter ended September 30, 1999, the Company raised $66,069 from stock subscriptions for 52,855 common shares. Each share has one attached warrant which entitles the holder to acquire one common share for an exercise price of $1.50 each after the first year and $2.00 each after the second year.

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2000

CITYXPRESS.COM CORP



By: /s/ Ken Bradley
    ----------------
    Ken Bradley, Chief Operating Officer & C.F.O.